PRESS RELEASE


                            CTG RESOURCES, INC. ANNOUNCES
                               SHAREHOLDER RIGHTS PLAN





          FOR IMMEDIATE RELEASE


          Hartford, Connecticut, December 1, 1998 -- CTG Resources, Inc. (NYSE: CTG) announced today board action adopting a shareholder rights plan that provides for rights to be issued to shareholders of record on December 18, 1998.

          According to Arthur C. Marquardt, CTG's President and Chief Executive Officer, "The rights plan adopted today is similar to the shareholder rights plans adopted by literally hundreds of other companies in an effort to protect shareholders from coercive takeover practices or takeover bids that are inconsistent with the interests of the company and its other constituents. The rights plan is intended to assure that CTG shareholders receive fair and equal treatment if efforts are made to gain control of the Company without paying all shareholders a premium value."

          Under the plan, the rights will initially trade together with CTG common stock and will not be exercisable. In the absence of further board action, the rights generally will become exercisable and allow the holder to acquire CTG common stock at a discounted price if a person or group acquires 10 percent or more of the outstanding shares of CTG common stock. Rights held by persons who exceed the applicable threshold will be void. In certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

          The plan also includes an exchange option. In general, after the rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the rights -- other than rights that have become void -- for shares of CTG common stock. Under this option, CTG would issue one share of common stock for each right, subject to adjustment in certain circumstances.

          CTG's Board of Directors may, at its option, redeem all rights for $.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire on December 18, 2008, unless earlier redeemed, exchanged or amended by the Board of Directors.

          The issuance of the rights is not a taxable event, will not affect CTG's reported financial condition or results of operations (including earnings per share) and will not change the way in which CTG common stock is currently traded.

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